

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 1, 2022

Mostafa Kandil
Chief Executive Officer
Swvl Holdings Corp
The Offices 4, One Central
Dubai World Trade Center
Dubai, United Arab Emirates

> **Re: Swvl Holdings Corp**
> **Amendment No. 2 to Registration Statement on Form F-1**
> **Filed June 24, 2022**
> **File No. 333-264418**

Dear Mr. Kandil:

We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Amendment No. 2 to Registration Statement on Form F-1 Filed June 24, 2022

General

1. We note that paragraph 2.14 of the legal opinion filed as exhibit 5.1 assumes that the company is authorized to issue a certain number of shares, which is an impermissible assumption under Section II.B.3.a. of Staff Legal Bulletin No. 19. Please have counsel revise its opinion to remove this assumption.

Please contact Cara Wirth at (202) 551-7127 or Mara Ransom at (202) 551-3264 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Nicholas A. Dorsey